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Exhibit 2.2

MANAGEMENT SERVICES AGREEMENT

        This MANAGEMENT SERVICES AGREEMENT (the "Agreement"), dated as of January     , 2003 (the "Effective Date"), is entered into by and between Mackie Designs Inc., a Washington corporation with offices at 16220 Wood-Red Rd., N.E., Woodinville, Washington 98072 (the "Company"), and Sun Capital Partners Management, LLC, a Delaware limited liability company with offices at 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486 (the "Manager").

        WHEREAS, the Company desires to receive financial and management consulting services from the Manager and to obtain the benefit of the experience of the Manager in business and financial management;

        WHEREAS, the Manager desires to provide financial and management consulting services to the Company pursuant to the terms of this Agreement; and

        WHEREAS, the compensation arrangements set forth in this Agreement are designed to compensate the Manager for providing such financial and management consulting services to the Company;

        NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:

        1.    Agreement; Term.

          (a)  The Company hereby retains the Manager to perform, and the Manager agrees to render to the Company and its direct and indirect subsidiaries, on the terms herein set forth, management and consulting services regarding the business of the Company and such other services relating to the Company as may from time to time be reasonably requested by the Board of Directors or executive officers of the Company. Without limiting the generality of the foregoing, the parties currently contemplate that these services shall include advice regarding improvements to the financial reporting, accounting and management information systems and staffing of the Company and its direct and indirect subsidiaries.

          (b)  It is expressly understood and agreed that the Manager shall devote only so much time, and shall consult with and advise the directors and officers of the Company only to such extent and at such times and places as may be mutually convenient to the Company and the Manager. The Manager shall be free to provide similar services to such other business enterprises or activities as the Manager may deem fit without any limitation or restriction whatsoever.

          (c)  The term of this Agreement shall commence as of the Effective Date and shall terminate on the seventh anniversary of the Effective Date.

        2.    Compensation and Expenses.

          (a)  For the services to be rendered by the Manager hereunder, the Manager shall receive an annual fee (the "Management Fee") equal to the greater of (i) $400,000.00 or (ii) 6% of the Company's EBITDA (as such term is hereinafter defined), computed without taking into consideration the fees payable under this Section 2, as determined by the Company's regular auditors, or in the absence thereof, by the Company's Board of Directors, with respect to each fiscal year; provided that the Management Fee shall not exceed $1,000,000.00 in any fiscal year unless approved by a majority of the members of the Company's Board of Directors who are not affiliates of the Manager. The Company shall pay, or cause its direct and indirect subsidiaries to pay, the Management Fee in quarterly installments, in advance, equal to the greater of (i) $100,000.00 or (ii) 6% of the Company's EBITDA (as such term is hereinafter defined) for the immediately preceding quarter, computed without taking into consideration the fees payable under this Section 2. Each quarterly installment of the Management Fee shall be paid on the last business day of the quarter preceding the quarter for which the installment is due. At the end of each fiscal year during the term of this Agreement, an amount shall be paid to the Manager based on any adjustments made to the calculation of EBITDA described above as a result of an audit of the Company's financial statements. On the date hereof, the Company shall pay, or cause it direct and indirect subsidiaries to pay, the Manager $                        , representing the pro rata portion of the Management Fee for the quarter ending March 31, 2003. For purposes of this Agreement, the term "EBITDA" means, for any period, the sum of the amounts for such period of (A) net income (or loss) after taxes of the Company and its direct and indirect subsidiaries on a consolidated basis ("Net Income"), plus (B) interest expense which has been deducted in the determination of Net Income, plus (C) federal, state and local taxes which have been deducted in determining Net Income, plus (D) depreciation and amortization expenses which have been deducted in determining Net Income, including without limitation amortization of capitalized transaction expenses incurred in connection with the acquisition of certain shares of Common Stock of the Company by Sun Mackie, LLC (the "Mackie Acquisition"), plus (E) extraordinary losses which have been deducted in the determination of Net Income, plus (F) uncapitalized transaction expenses incurred in connection with the Mackie Acquisition, plus (G) all other non-cash charges, minus (H) extraordinary gains which have been included in the determination of Net Income. Each item used in calculating EBITDA shall be determined in accordance with generally accepted accounting principles, consistent with that used in prior periods.

          (b)  The Company shall reimburse, or cause its direct and indirect subsidiaries to reimburse, the Manager for the cost of all reasonable out-of-pocket fees and expenses incurred by the Manager and its affiliates in the performance of the services hereunder and all matters related thereto.

          (c)  The Manager shall also be entitled to additional customary and reasonable fees for investment banking services provided to the Company or to any of its direct or indirect subsidiaries, at the Company's request, including, without limitation, refinancings, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures. In the event that at any time during the term hereof, there shall occur a refinancing, restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture of all or substantially all of the assets, or the outstanding shares of the capital stock, of or involving the Company or any of the Company's direct or indirect subsidiaries, the Company shall pay, or cause its direct and indirect subsidiaries to pay, the Manager a fee, in cash, equal to 1% of the aggregate consideration (including assumed debt and long-term liabilities) paid to or by the Company or to or by any of its direct or indirect subsidiaries or shareholders in consideration for the Manager's performance of investment banking services in connection with such transaction. The Manager and the Company acknowledge and agree that on the Effective Date the Manager shall be entitled to receive an investment banking fee equal to $                        .

          (d)  If for any reason the Company and its direct and indirect subsidiaries are unable to pay any or all of the amounts otherwise owed to the Manager pursuant to this Agreement, the Company and/or its direct and indirect subsidiaries shall make such payments as soon as is reasonably practicable.

        3.    Relationship of the Parties.    The Manager is providing services hereunder as an independent contractor, retaining control and responsibility for its operations and personnel. Nothing in this Agreement shall be deemed to constitute the parties hereto joint venturers, partners or participants in an unincorporated business or other separate entity, nor in any manner create any employer-employee relationship between the Company and its direct and indirect subsidiaries on the one hand, and the Manager or any of the Manager's employees on the other hand.

        4.    Board of Directors and Officers.    Nothing in this Agreement shall be construed to relieve the directors or officers of the Company from the performance of their respective duties or limit the exercise of their powers in accordance with the Company's articles of incorporation or bylaws, any applicable provisions of the applicable corporate law, or otherwise. The activities of the Company shall at all times be subject to the control and direction of its Board of Directors and officers. The Company reserves the right to make all decisions with regard to any matter upon which the Manager has rendered its advice and consultation.

        5.    Limitation of Liability.    Neither the Manager nor any of its affiliates, members, partners, managers, directors, officers, employees or agents shall be liable to the Company or any of its affiliates, subsidiaries, members, partners, shareholders, managers, directors, officers, employees or agents for any loss, liability, damage or expense arising out of or in connection with the performance of services contemplated by this Agreement, unless such loss, liability, damage or expense shall be proven to result directly from the willful misconduct, bad faith or gross negligence of such person. In no event will the Manager or any of its affiliates, members, partners, managers, directors, officers, employees or agents be liable to the Company or any of its affiliates, subsidiaries, members, partners, shareholders, managers, directors, officers, employees or agents for special, indirect, punitive or consequential damages, including, without limitation, loss of profits or lost business, even if the Manager has been advised of the possibility of such damages. Under no circumstances will the liability of the Manager and its affiliates, members, partners, managers, directors, officers, employees or agents exceed, in the aggregate, the fees actually paid to the Manager hereunder.

        6.    Indemnification.    The Company shall, and shall cause its direct and indirect subsidiaries to, reimburse, defend, indemnify and hold the Manager and its affiliates, members, partners, managers, directors, officers, employees and agents, harmless from and against any damage, loss, liability, deficiency, diminution in value, action, suit, claim, proceeding, investigation, audit, demand, assessment, fine, judgment, cost and other expense (including, without limitation, reasonable legal fees and expenses) arising out of, related to or in connection with (a) any act or omission of, or on behalf of, the Company or the Manager, except to the extent proven to result directly from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or (b) any act or omission made at the direction of or on behalf of the Company or any of its direct or indirect subsidiaries.

        7.    Notices.    Any notice, request, demand or other communication permitted or required to be given hereunder shall be in writing, shall be sent by one of the following means to the addressee at the address set forth in the preamble to this Agreement (or at such other address as shall be designated hereunder by notice to the other party hereto, effective upon actual receipt) and shall be deemed conclusively to have been given: (a) on the first business day following the day timely deposited with a nationally recognized overnight delivery service with an order for next-day delivery, with the cost of delivery prepaid for the account of the sender; (b) on the fifth business day following the day duly sent by certified or registered United States mail, postage prepaid and return receipt requested; or (c) if delivered by other means, when actually received by the addressee on a business day (or on the next business day if received after the close of normal business hours or on any non-business day).

        8.    Assignment; Successors and Assigns.    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company without the prior written consent of the Manager. This Agreement and the rights, duties and obligations of the Manager hereunder may not be assigned or delegated by the Manager, other than to an affiliate of the Manager, without the prior written consent of the Company. All covenants, promises and agreements by or on behalf of the parties contained in this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

        9.    Amendments.    No amendment, supplement or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Manager and the Company (in the case of an amendment or supplement) or by the waiving party (in the case of a waiver).

        10.    Applicable Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law or choice of law that would compel the application of the substantive laws of any other jurisdiction.

        11.    Section Headings.    The headings of each section are contained herein for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

        12.    Entire Agreement.    This Agreement sets forth the entire agreement of the parties hereto with regard to the subject matter hereof and supersedes and replaces all prior agreements, understandings and representations, oral or written, with regard to such matters.

        13.    Severability.    If any provision of this Agreement or application thereof under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction. If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

        14.    Counterparts.    This Agreement may be executed in counterparts, each of which shall be an original, and both of which together shall constitute one and the same document.

*        *        *        *        *

        IN WITNESS WHEREOF, the parties have executed this Management Services Agreement as of the date first above written.

SUN CAPITAL PARTNERS MANAGEMENT, LLC
By:

Name: Title:
MACKIE DESIGNS INC.
By:

Name: Title:

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  Exhibit 2.2
MANAGEMENT SERVICES AGREEMENT